EXHIBIT 23

Consent of Independent Registered Public Accounting Firm

The Board of Directors

ESCO Technologies Inc.:

We consent to the incorporation by reference in the registration statements (Nos. 333-63930, 333-77887, 333-186537, 333-192663 and 333-223029) on Form S-8 of ESCO Technologies Inc. (the Company) of our reports dated November 29, 2018, with respect to the consolidated balance sheets of ESCO Technologies Inc. and subsidiaries as of September 30, 2018 and 2017, the related consolidated statements of operations, comprehensive income (loss), shareholders’ equity, and cash flows for each of the years in the three-year period ended September 30, 2018, and the related notes, and the effectiveness of internal control over financial reporting as of September 30, 2018, which reports appear in the September 30, 2018 annual report on Form 10-K of the Company.

Our report dated November 29, 2018, on the effectiveness of internal control over financial reporting as of September 30, 2018, expresses our opinion that ESCO Technologies Inc. and subsidiaries did not maintain effective internal control over financial reporting as of September 30, 2018 because of the effect of a material weakness on the achievement of the objectives of the control criteria and contains an explanatory paragraph that states a material weakness related to the ineffective design and operation of certain controls impacting the deferred revenue general ledger account has been identified and included in management’s assessment.

/s/ KPMG LLP

St. Louis, Missouri
November 29, 2018